Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Bloomberg Television, Yvonne Man

Tuesday, 23 November 2021

Yvonne Man:

Woodside CEO, Meg O’Neil, joins us this morning, always good to have you, the timing of the development comes at the foothills of Glasgow and COP26. I’m guessing you’re getting a lot of these questions. But how do you respond to the climate groups out there that say fossil fuel developments like this one, are running counter to what was committed at Glasgow?

Meg O’Neill:

It’s a fantastic question in Yvonne. The reality is this kind of development, significant LNG development is absolutely part of the solution to the climate change challenge. So when we look around the customer nations where we sell our product, and that’s largely Japan, Korea, China, all nations are still heavily dependent on coal. And one of the quickest ways for a nation to reduce their emissions is to switch their energy system from coal to gas fired. So, we absolutely believe LNG is part of the mix. And when we look at the Scarborough projects, specifically, the Scarborough reservoir has very little CO2 in it less than 0.1% [Clarification: approximately 0.1%]. And the train that we propose to build or that we plan to build at the Pluto sight, will be the most energy efficient to train in Australia. So, from a carbon perspective, it’s extraordinarily competitive for our customers compared to many other sources of LNG.

Yvonne Man:

We have seen the likes of the IEA, for example, Meg talk about how the demand for gas is just gonna start peaking or may peak, as early as 2025 if nations are to follow through on these 10 Zero commitment. What gives you confidence that we’re still going to see a market like that or market for you on this project for the next decade or so.

Meg O’Neill:

There are many different forecasts of how the world will meet its climate change ambitions. What we’ve seen, actually with the IEA, even in their net zero 2050 scenario is that continued investment in oil and gas development will be required. The nations of the world are currently very heavily dependent on oil and gas. And gas offers the opportunity to reduce carbon emissions while continuing to provide reliable and affordable energy to those nations.

Yvonne Man:

Are you looking at additional options in Meg, from Woodside’s side on how to limit the greenhouse gas emissions from this project?

Meg O’Neill:

So, we’ve done a number of different things, we have our own net zero ambition, we are on a pathway to net zero by 2050. And we’ve set ourselves near and midterm decarbonisation goals. So we intend to reduce our net emissions by 15% by 2025. And by 30% by 2030. We’ve stood up a carbon business to support us in terms of meeting those objectives. And as we’ve gone through the design of Scarborough and Pluto Train 2, we have taken a number of decisions to ensure that the facilities that we’re building are particularly carbon efficient. So one of the things we want to do is make sure that when we start up the plant, we are as emissions efficient as we possibly can be. And then we’re looking at some things like putting solar, using solar to power our Pluto LNG sites, another significant step to reducing our emissions. So we absolutely believe we have a role to play and we’ve made our own emissions reduction commitments. But we still absolutely believe that LNG is an important fuel for the future.

Yvonne Man:

And in the near future, though, do you worry that there could be some kind of shortage of natural gas, if there isn’t enough money in investment spent on upstream production? Or do you think the current investments that you’re seeing including the likes of Scarborough projects are enough to meet demand in the future?

Meg O’Neill:

It’s a fascinating question. And I think one of the things that we’re seeing with near term gas prices is a bit of a consequence of reduced investment over the past few years, as well as changing demand pictures. So there, absolutely is a risk that if we do not continue, we meaning the world, do not continue to invest in gas developments that there will be shortages and, and there will be volatility and pricing. And at the end of the day, that’s not good for any of either consumers or producers, we’d like to have certainty and we’d like to have the ability to generate a good return. But we do want to make sure that our customers have that reliable supply that they seek.

Yvonne Man:

What is the financing climate look like? Now, I’m just wondering with big gas projects like this, is it becoming more difficult to get the funding from these finance institutions given just the ESG pressure that they face? What does it look like?

Meg O’Neill:

Look, I think one key proof point to that question is the announcement we made last week to sell down 49% of Pluto train to, to Global Infrastructure Partners. GIP is a very significant infrastructure investor with huge portfolio of assets under management and the bankers that they talk to and the investors that they’re talking to understand the role of LNG in a decarbonising world. So, we absolutely are able to access the financing we need to support this type of development.

Yvonne Man:

In terms of other projects. There are some questions regarding BHP’s Gulf of Mexico portfolio. Are you committed to developing that? Or are you looking into some offers here on that type of business?

Meg O’Neill:

Look one of the things that is really fantastic about the merger with BHP’s petroleum business is the fact that it provides us with geographic diversity. Their business has a number of tier one assets and not just in Australia, but in the Gulf of Mexico, Trinidad and Tobago, Mexico. And we look forward to creating value for our shareholders by appropriately developing those assets. And we do view the Gulf of Mexico assets, particularly as a core part of our portfolio going forward.

Yvonne Man:

Okay, so you’re not feeling any potential buyers, you’re not talking to any other types of partners?

Meg O’Neill:

Oh, well, it would be premature to talk about any of that. We’re still a ways away from completing the deal. We’ve got a few regulatory approvals that we need and the shareholder vote which is teed up for the second quarter of next year. So we expect that we’ll complete the merger in the second quarter of 2022.

Yvonne Man:

Okay, last question from me. Do you think Woodside, do you expect Scarborough …….to continue to producing up to 2050 and beyond? What is your crystal ball and outlook now?

Meg O’Neill:

Look, we think the market for LNG will be very robust for decades into the future. And if you reflect on the size of the world’s energy needs and the complexity of the world’s energy needs, the world will continue to need significant sources of energy out into the 2050s. Now we absolutely recognise we need to be taking steps to decarbonise. We’ve been investing ourselves in things like bio sequestration. And we’ve made some announcements recently about work that we’re doing to explore opportunities for carbon capture and sequestration. So we absolutely need to be taking steps to take CO2 out of the atmosphere. But the world’s energy needs will need to continue to be met by a variety of sources and natural gas. We believe we’ll be absolutely part of that mix.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.